                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*



                              UNIQUEST Incorporated
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                                     Common
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    90915Q107
                    ----------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90915Q107                    13G                     Page 2 of 5 Pages

- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     The St. Paul Companies, Inc.
     385 Washington Street
     St. Paul, Minnesota 55102          IRS# 41-0518860
- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a)  (    )
                                                            (b)  (    )
- --------------------------------------------------------------------------------
3    SEC USE ONLY

- --------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Minnesota Corporation
- --------------------------------------------------------------------------------
                         5    SOLE VOTING POWER
     NUMBER OF
                              None

      SHARES             -------------------------------------------------------
                         6    SHARED VOTING POWER The St. Paul Companies, Inc.,
                         through its wholly-owned subsidiary, St. Paul Fire and
   BENEFICIALLY          Marine Insurance Company (F&M) beneficially owns
                         4,125,383 shares of common stock by virtue of F&M's
                         ownership of 653,594 shares of Series D Preferred
     OWNED BY            stock, 115,384 shares of Series E Preferred stock,
                         (both of which are convertible into 2,380,110 shares of
                         common) 273,773 shares of common stock, warrants to
       EACH              purchase 115,384 shares of common stock, and a
                         convertible note in the amount of $1,500,000.00 which
                         is convertible into 1,356,116 shares of common stock,
     REPORTING           all of which are exercisable within 60 days.
                         -------------------------------------------------------
                         7    SOLE DISPOSITIVE POWER
      PERSON
                              None
                         -------------------------------------------------------
       WITH              8    SHARED DISPOSITIVE POWER

                              4,125,383 shares (see remark in Item 6)
- --------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,125,383 shares (see remark in Item 6)
- --------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

- --------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     12.3%
- --------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
     HC
- --------------------------------------------------------------------------------

Fee enclosed /  / or Amendment No. 2


ITEM 1.   (a)  NAME OF ISSUER:     UNIQUEST Incorporated

          (b)  Address of Issuer's Principal Offices:
               1400 Marina Way South
               Richmond, CA 94804

ITEM 2.   (a)  NAME OF PERSON FILING:   The St. Paul Companies, Inc.

          (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:
               385 Washington Street
               St. Paul, MN 55102

          (c)  CITIZENSHIP:      Minnesota corporation

          (d)  TITLE OF CLASS OF SECURITIES: Common

          (e)  CUSIP NUMBER:  90915Q107

ITEM 3.   This statement is filed pursuant to Rule 13d-1(b).

          (g)  X    Parent Holding Company

ITEM 4.   OWNERSHIP.

          (a) Amount beneficially owned: The St. Paul Companies, Inc., through its wholly owned subsidiary, St. Paul Fire and Marine Insurance Company (F&M), beneficially owns 4,125,383 shares of common stock by virtue of F&M's ownership of 653,594 shares of Series D Convertible Preferred Stock, 115,384 shares of Series E Convertible Preferred Stock (both of which are convertible into 2,380,110 shares of Common Stock), 273,773 shares of Common Stock, Warrants to purchase 115,384 shares of Common Stock, and a Convertible Note in the principal amount of $1,500,000.00, which is convertible into 1,356,116 shares of Common Stock, all of which are exercisable within 60 days.

          (b) Percent of Class: The shares reported in Item 4(a), above, constitute 12.3% of the outstanding common shares of the Issuer.

          (c)  Number of shares as to which such person has:

               (i)    Sole power to vote or direct the vote:  none
               (ii) Shared power to vote or direct the vote: 4,125,383 (see remark in Item 4(a) above)
               (iii)  Sole power to dispose or direct the disposition:
                      none
               (iv)   Shared power to dispose or direct the disposition:
                      4,125,383 (see remark in Item 4(a) above)

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not Applicable

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY PARENT HOLDING COMPANY:

          St. Paul Fire and Marine Insurance Company is an Insurance Company under Reg. 240.13d-1(b)(1)(ii)(C)

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          Not Applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP:

          Not Applicable

ITEM 10.  CERTIFICATION

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  February 10, 1995




                              ----------------------------------------
                              Bruce A. Backberg
                              Title:  Vice President & Corporate Secretary

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C.  20549

                                  Schedule 13G

                             EXHIBIT A - DISCLAIMER


Information on the attached Schedule 13G is provided solely for the purpose of complying with Section 13(d) and 13(g) of the Securities Exchange Act of 1934 and Regulation promulgated under authority thereof and is not intended as an admission the The St. Paul Companies, Inc. or any of its subsidiaries, is a beneficial owner of the securities described herein for any other purpose.